SCHEDULE 13D

Amendment No. 3
Information International Incorporated
Common Stock
Cusip # 456740109
Filing Fee: No


Cusip # 456740109
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	286,219
Item 8:	None
Item 9:	286,219
Item 10:	None
Item 11:	658,276
Item 13:	27.36%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	(No change)

Item 2.	Identity and Background.

	Item 2 is amended as follows:


	On August 2, 1995 the Integrity Fund ("Integrity") transferred its shares to the FMR Corp. account. See Item 5 below.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended by adding the following:

	On August 2, 1995 FMR Corp., as a shareholder, received
94,600 Shares into its account through the above mentioned transfer.

Item 4.	Purpose of Transaction.

	(No change)

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended by adding the following:

	On August 2, 1995 Integrity transferred its shares to the FMR Corp. account. FMR Corp. received the 94,600 Shares into its account through the above mentioned transfer. FMR Corp. has sole power to vote and to dispose of those 94,600 Shares.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Item 6 is amended by adding the following:

	See Item 5 above.

Item 7.	Material to be Filed as Exhibits.

	(No change)

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	September 8, 1995	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal


SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Chief Financial	Financial Officer,
Officer	FMR